UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 17, 2020

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Cynapsus Therapeutics, Inc.

File No. 1-37426 - CF#32900

Sunovion Pharmaceuticals Inc. (successor to Cynapsus Therapeutics, Inc.) submitted an application under Rule 24b-2 requesting an extension of a previous grant of confidential treatment for information Cynapsus Therapeutics, Inc. excluded from the Exhibits to a Form 10-Q filed on August 14, 2015.

Based on representations by Sunovion Pharmaceuticals, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.3   through March 17, 2023

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Vanessa A. Countryman
Secretary